Reply Attention of          Vikram Dhir
Direct Tel.                      604.891.7767
                    EMail Address                  vxd@cwilson.com
                    Our File No.                       28313-0001 / CW5105570.3

March 9, 2012

BY EDGAR

United States Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Jaime John Staff Accountant

Dear Sirs/Mesdames:

Re: CounterPath Corporation Form 10-K for the Fiscal Year Ended April 30, 2011 File No. 000-50346

We are counsel to CounterPath Corporation (the “Company”).  Thank you for your letter (the “Letter”) dated March 1, 2012 with respect to the Form 10-K for the Fiscal Year ended April 30, 2011 filed by the Company.  The following are the Company’s responses to your Letter and are presented in the same order as your comments.

Form 10-K for the Fiscal Year Ended April 30, 2011

Item 8. Financial Statements and Supplementary Data

Note 2 – Significant Accounting Policies

Revenue Recognition, page 38

1.           We note your disclosure on page 23 that vendor-specific objective evidence (VSOE) for maintenance and support services is based on the price charged when the element is sold separately. Please describe, in detail, the methodology for establishing VSOE of your maintenance and support services including the volume and range of standalone sales used to establish VSOE. We further note on page 12 that you offer two levels of renewable annual support. Please tell us how the pricing of premium support affects the allocation of maintenance revenue in your multiple-element arrangements.

The Company’s VSOE of its maintenance and support services (“Post Contract Customer Support” or “PCS”) is established by determining the range of prices that are offered to customers when the PCS is sold separately from any other element in an arrangement.

The Company offers two types of PCS:  Basic Support and Extended Support.  The two types of PCS are defined in the Company’s licensing agreements and are based on a percentage of the license price.  Basic Support is charged at a rate of 15% per year of the initial license price and Extended Support is charged at a rate of 25% per year of the initial license price.  The renewal rates are also stated in our contracts as 15% of the initial license price for Basic Support and 25% of the initial license price for Extended

Support.  Basic Support includes telephone support, e-mail support and unspecified rights to product updates, and is recognized rateably over the term of the service period.  The difference between Basic Support and Extended Support is that unspecified upgrades are offered with Extended Support in addition to the telephone support, e-mail support and unspecified rights offered under Basic Support.

Reviewing the Company’s entire sample of standalone support renewals over the two years ending April 30, 2011 provides the following data:

	Stated renewal rate	Number of standalone renewals in year	Number of standalone renewals in year done at stated renewal rate	Midpoint of all renewals	% of renewals that fall within +/- 15% of midpoint of range	VSOE Established
Basic Support 2010	15%	12	8	15%	83.3%	Yes
Basic Support 2011	15%	22	18	15%	81.8%	Yes
Total		34	26
Extended Support 2010	25%	10	9	25%	90.0%	Yes
Extended Support 2011	25%	22	19	25%	95.5%	Yes
Total		32	28

Over the two years ending April 30, 2011, there were 34 standalone Basic Support renewals sold of which more than 80% of the deals fall within a range of plus or minus 15% from the midpoint of the range of standalone Basic Support deals.  Further, the deals were largely done at the stated renewal rate of 15% (26 of 34) demonstrating little variance from the stated renewal rate.  Over the two years ending April 30, 2011, there were 32 standalone Extended Support renewals sold of which more than 80% of the deals fall within a range of plus or minus 15% from the midpoint of the range of standalone Extended Support deals.  Further, the deals were largely done at the stated renewal rate of 25% (28 of 32), again demonstrating little variance from the stated renewal rate.  Accordingly, based on this data the Company concluded that VSOE is established for Basic Support at a rate of 15% and VSOE is established for Extended Support at a rate of 25%.

Accounts Receivable and Allowance for Doubtful Accounts, page 43

2.           We note that your allowance for doubtful accounts decreased from $1.1 million as of April 30, 2010 to $50,000 as of April 30, 2011. Please describe the cause of this decrease and provide us with a roll-forward schedule of your allowance for doubtful accounts from April 30, 2009 through April 30, 2011.

The substantial decrease in the allowance for doubtful debts during the year ended April 30, 2011 is a result of the Company’s assessment that certain receivables were not collectible owing to factors such as bankruptcy and poor financial health of the customer.  These receivables were written off by debiting the Allowance for Doubtful debts provision.  A rolling schedule for the two years ending April 30, 2011 is as follows:

Allowance for Doubtful Debts - Rolling Schedule

Balance as of May 1, 2009	$755,114

add additional provision	$361,005
(for fiscal year ended April 30, 2010)

Balance as of April 30, 2010	$1,116,119

add additional provision
(for fiscal year ended April 30, 2011)	$50,456

less write-off's during the fiscal year ended April 30, 2011	$(1,116,692)

Balance as of April 30, 2011	$49,883

Note 13 – Contingent Liability, page 63

3.          We note your disclosure of an outstanding claim filed by a competitor in February 2006. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you must either disclose an estimate of the additional loss or range of loss, or state an estimate cannot be made or, if true, state that the estimate is immaterial with respect to your financial statements as a whole. Please tell us how your disclosures comply with ASC 450-20-50-3 through 5 and Interpretive Response to Question 2 of SAB Topic 5Y.

As of the date of the financial statements, management believed that there was not a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and therefore no estimate of loss was made or disclosed.  The matter was dismissed on June 8, 2011 without costs.  In accordance with ASC 450-20-50-5, disclosure is preferable to accrual when a reasonable estimate of loss cannot be made, and therefore the disclosure was made without estimate of loss.

Item 10. Directors, Executive Officers and Corporate Governance

Business Experience, page 66

4.           We note your discussion of your directors’ business experience. The future filings, for each director or person nominated or chosen to become as director, disclose why the person’s particular and specific experience, qualifications, attributes or skills led the board to conclude that such a person should serve as a director, in light of your business and structure, at the time that a filing containing the disclosure is made. See Item 401(e)(1) of Regulation S-K, and for guidance, refer to Question 116.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Regulation S-K. Please note that this comment also applies to your proxy statements on Schedule 14A. See Item 7.b of Schedule 14A.

The Company intends to comply with Item 401(e)(1) of Regulation S-K in future filings, including in its proxy statement on Schedule 14A.

Item 11. Executive Compensation, page 71

5.           Please include narrative descriptions of any material factors necessary to an understanding of the information disclosed in the tables in future filings. See paragraphs (m)(1), (o), and (q) of Item 402 of Regulation S-K. For example, explain how you determined the amounts of bonuses and stock and options awards.

The Company intends to comply with Item 402(m)(1), (o), and (q) of Regulation S-K in its future filings.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 77

6.           We note that you have not listed as exhibits your agreements with Mitel Networks Corporation, and your convertible debenture issued to, or warrant exercise agreement with Wesley Clover Corporation. Please tell us how you determined that these agreements did not need to be listed as exhibits to your annual report on Form 10-K pursuant to Item 601 (b)(10) of Regulation S-K.

Mitel Agreements

The Company did not list the license agreement between Mitel Networks Corporation and the Company because the licensing agreement is an agreement that is made in the ordinary course of business of the Company and does not fall within any of the categories of paragraph (b)(1)(ii)(A) to (D).  Accordingly, the licensing agreement between Mitel Networks and the Company is not required to be listed as an exhibit in the Annual Report on Form 10-K.

Convertible Debenture

On November 5, 2010, the Company filed a Current Report on Form 8-K disclosing the issuance of the convertible debenture that was sold to Wesley Clover Corporation.  The convertible debenture was issued pursuant to a subscription agreement between the Company and Wesley Clover.  The “Form of Subscription Agreement” used in the transaction is included as Exhibit 10.1 under Item 9.01 of the Form 8-K filed on November 5, 2010, which exhibit was incorporated by reference from the Company’s Current Report on Form 8-K filed on August 4, 2010.  The Form 8-K filed on August 4, 2010 also disclosed the issuance of a convertible debenture.  A “Form of Subscription Agreement” is included as Exhibit 10.1 under Item 9.01 of the Form 8-K filed on August 4, 2010.  Attached as Exhibit A to the form of subscription agreement is a form of convertible debenture (i.e., the form issued to Wesley Clover).  Exhibit 10.20 under Item 15 of the Annual Report on Form 10-K for the year ended April 30, 2010 refers to a “Form of Subscription Agreement dated July 30, 2010 between the Company and various investors”.  The “Form of Subscription Agreement”, which includes the convertible debenture, is incorporated by reference from the Company’s Current Report on Form 8-K filed on August 4, 2010.  For greater clarity, the Company will describe Exhibit 10.20 under Item 15 of the Form 10-K in future filings as follows: “Form of Subscription Agreement and Form of Convertible Debenture between our company and various investors”.

Warrant Exercise Agreement

The Company did not file the warrant exercise agreement entered into between the Company and Wesley Clover on June 13, 2011 because the material terms of the agreement were disclosed in the Company’s Current Report on Form 8-K filed on June 20, 2011 and in the Related Party Transactions section of the annual audited consolidated financial statements for the year ended April 30, 2011 included in the Form 10-K for the year ended April 30, 2011.  In addition, the obligations of the Company and Wesley Clover under the agreement were completed as of August 24, 2011.  Accordingly, the agreement is not required to be listed as an exhibit in future filings.

Signatures, page 83

7.           You have not indicated who signed your annual report on Form 10-K in the capacity of principal accounting officer or controller. See paragraph 2 (a) of General Instruction D to Form 10-K. Any person who occupies more than one of the specified positions must indicate each capacity in which he or she signs the report. See paragraph 2 (b) of General Instruction D to Form 10-K. If Mr. Karp served as your principal accounting officer or controller, please tell us this in your response letter, and disclose it in the signature block of future annual reports. If Mr. Karp did not serve as your principal accounting officer or controller, please file an amended annual report on Form 10-K that contains the signature of your principal accounting officer or controller.

Mr. Karp serves as the Company’s principal accounting officer. The Company intends to comply with paragraph 2 (b) of General Instruction D to Form 10-K in future filings by the Company.

Closing Comments

We enclose a statement from the Company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to any further comments you may have regarding the Form 10-K or with respect to our response.  Should you have any questions, please do not hesitate to contact the writer directly at 604.891.7767.

Yours truly,

CLARK WILSON LLP

Per:  /s/ Vikram Dhir

Vikram Dhir

VXD/vxd
Encl.

cc:	CounterPath Corporation Attn: Donovan Jones, CEO, David Karp, CFO, and Chris Cooper, Chairman of the Audit Committee

cc:       BDO Canada LLP
Attn:   Michael Madsen, Partner